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                                                                     EXHIBIT 8.2


                         [HUNTON & WILLIAMS LETTERHEAD]


March 28, 2001


Centura Banks, Inc.
134 North Church Street
Rocky Mount, North Carolina 27804

                     Merger of Rock Merger Subsidiary, Inc.
                            Into Centura Banks, Inc.
                       Certain Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as counsel to Centura Banks, Inc. ("Centura"), a North Carolina corporation, in connection with the proposed merger (the "Merger") of Rock Merger Subsidiary, Inc. ("Merger Subsidiary"), a North Carolina corporation and wholly-owned subsidiary of Royal Bank of Canada ("RBC"), a Canadian corporation, into Centura pursuant to the Agreement and Plan of Merger dated as of January 26, 2001 between Centura and RBC (the "Agreement"). Any capitalized term used but not defined in this letter has the meaning given that term in the Agreement.

Centura's only class of stock outstanding is common stock. In the Merger, each outstanding share of Centura common stock is to be converted into 1.684 shares of RBC common stock, subject to adjustment in certain circumstances. Any Centura shareholder who becomes entitled to a fractional share of RBC common stock as a result of the Merger, after aggregating all the shareholder's shares of Centura common stock, will receive cash from RBC in lieu of the fractional share. Centura shareholders have no dissenter's rights with respect to the Merger.

You have requested our opinion concerning certain federal income tax consequences of the Merger. In giving this opinion, we have reviewed the Agreement, the Form F-4 Registration Statement under the Securities Act of 1933 relating to the Merger, as amended (the "F-4"), and such other documents as we have considered necessary. In addition, appropriate officers of Centura and RBC have advised us as follows:



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[HUNTON & WILLIAMS LETTERHEAD]                               Centura Banks, Inc.
                                                                  March 28, 2001
                                                                          Page 2


1. The fair market value of the RBC common stock (including any fractional share interest) received by a Centura shareholder in exchange for Centura common stock will be approximately equal to the fair market value of the Centura common stock surrendered in the exchange.

2. None of the compensation received by any shareholder-employee of Centura will be separate consideration for, or allocable to, any shares of Centura common stock; none of the shares of RBC common stock received by any shareholder-employee in the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

3. The payment of cash in lieu of fractional shares of RBC common stock is solely for the purpose of avoiding the expense and inconvenience to RBC of issuing fractional shares and does not represent separately bargained-for consideration.

4. No share of Centura common stock has been or will be redeemed directly or indirectly (including, without limitation, through a partnership) by Centura or acquired directly or indirectly (including, without limitation, through a partnership) by any subsidiary of Centura in anticipation of the Merger.

5. Centura has not made and will not make any extraordinary distribution with respect to its stock in anticipation of the Merger.

6. There is no plan or intention for RBC or any subsidiary of RBC to acquire directly or indirectly (including, without limitation, through a partnership) any of the RBC common stock issued in the Merger or to make any extraordinary distribution with respect to such stock.

7. Neither RBC nor any subsidiary of RBC (a) owns or has owned during the past five years any shares of Centura common stock or (b) has acquired or will acquire directly or indirectly (including, without limitation, through a partnership) any shares of Centura common stock in anticipation of the Merger.